

Information about DBRS Morningstar Credit Analysts and Persons Who Supervise Credit Analysts[1]

As of March 2nd, DBRS Morningstar had a total of 507 Credit Analysts, 87 of whom were Credit Analyst Supervisors

Credit Analysts (Not Including Credit Analyst Supervisors) – Current Total Number = 420

Intern
Working towards a bachelor's degree in financial engineering, mathematics, finance, economics, computer science or any other related field. Individuals are self-starters with a high attention to detail and excellent written and verbal communication skills.

Analyst
A BA degree is generally required for this position, and enrollment in the CFA program is a plus. Individuals have 0 – 3 years experience and must have financial statement analytical abilities, spreadsheet skills and an understanding of basic financial concepts.

Senior Financial Analyst
This position typically requires an undergraduate or master's degree, with enrollment in the CFA program as a plus. An individual is also required to have 2 – 5 years of experience as well as strong research skills,

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[1] These figures relate to credit analysts and credit analyst supervisors at DBRS Inc. (U.S.), DBRS Limited (Canada), DBRS Ratings Limited (UK), and DBRS Ratings GmbH (Germany and Madrid). Included in these figures are 92 analytical support staff (7 of whom are supervisors) who provide analytical support services to DBRS Morningstar and are employed by Morningstar India Private Limited, a wholly owned subsidiary of Morningstar, Inc.

On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. For information on the integration of DBRS and MCR, please see Annex A to Exhibit 2.

At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate.

For additional information on the integration of DBRS and MCR, please see Annex A to Exhibit 2 and the related press release of DBRS Morningstar at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process



financial statement analytical abilities, spreadsheet skills, a good understanding of basic financial concepts and growing industry knowledge.

Assistant Vice President
This position also typically requires an undergraduate or master's degree, with a CFA and/or other related professional designation as a plus. An individual is required to have 5-7 years of experience as well as strong analytical skills, strong research skills, strong financial statement analytical abilities, a solid understanding of basic financial concepts, solid industry knowledge and growing financial markets knowledge, good communication skills, and developing relationship management skills.

Vice President
An individual in this position typically has more than 7-8 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills.

Credit Analyst Supervisors – Current Total Number = 87

Vice President
An individual in this position typically has more than 8-9 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills, as well as the ability to manage and mentor junior analysts.

Senior Vice President
An individual in this position typically has a minimum of 10 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills, in-depth knowledge of his/her industry and the financial markets and a strong ability to manage and mentor junior analysts are also required.

Managing Director
An individual in this position typically has a minimum of 15 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. This position also requires extremely strong analytical skills, significant in-depth knowledge of his/her industry and the financial markets, strong management/leadership skills and ability to mentor junior analysts, excellent relationship management abilities and highly developed communication skills. A member of "DBRS Management" is expected to think beyond his/her own sector and assist with the development of DBRS Morningstar and its strategies on a wider scale. Manages an Industry or Product Group and able to provide appropriate analytical guidance to the Group/Team as needed.

Employees reporting directly to one of these positions are analysts.